DC
No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

January 12, 2006

John W. Kapples
Vice President and Secretary
Raytheon Company
870 Winter Street
Waltham, MA 02451-1449

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/12/2006

Re: Raytheon Company
Incoming letter dated December 21, 2005

Dear Mr. Kapples:

This is in response to your letter dated December 21, 2005 concerning the shareholder proposal submitted to Raytheon by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

Raytheon

John W. Kapples
Vice President and Secretary
781.522.3038
781.522.3332 fax
john_w_kapples@raytheon.com

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

Via FedEx

December 21, 2005

Office of the Chief Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Raytheon Company – File No. 1-13699
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Rule 14a-8(i)(10)

Ladies and Gentlemen:

Raytheon Company ("Raytheon" or the "Company") has received a shareholder proposal (the "Proposal"), which is attached to this letter as Exhibit A, from the United Brotherhood of Carpenters Pension Fund (the "Proponent"), that the Proponent wishes to have included in Raytheon's proxy materials for its 2006 annual meeting of shareholders.

The Proposal states as follows:

"RESOLVED: That the shareholders of Raytheon Company ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders." The Supporting Statement for the Proposal is attached as Exhibit A.

Raytheon proposes to omit the Proposal and its supporting text because it is excludable under Rule 14a-8(i)(10), since it has already been substantially implemented by Raytheon.

Accordingly, we submit this statement of reasons for exclusion of the Proposal from the 2006 proxy materials pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, and hereby request that the Staff of the Division of Corporate Finance confirm that it will not recommend enforcement action against Raytheon should it omit the Proposal from its 2006 proxy materials. Pursuant to Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal. In addition, pursuant to Rule 14a-8(j)(1), Raytheon is notifying the Proponent of its intention to omit the Proposal from the 2006 proxy materials and we have provided a copy of this submission to the Proponent.

1. **Raytheon Has Substantially Implemented the Proposal by Adoption of its Majority Voting Policy, and the Proposal Should Therefore Be Excluded.**

A. Staff's Substantial Implementation Standard.

Rule 14a-8(i)(10) allows for the exclusion of proposals "if the company has already substantially implemented the proposal." The Staff has consistently taken the position that shareholder proposals are moot under Rule 14a-8(i)(10) when the procedures or policies addressed in the proposal have been substantially implemented by the company. See, for example, *Nordstrom Inc.* (February 8, 1995)(proposal that requested company's board of directors to commit to a code of conduct to ensure that its overseas suppliers meet basic standards of conduct held moot because company had issued conduct guidelines to all of its vendors).

The purpose of the exclusion is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." See *SEC Release No. 34-12598* (July 7, 1976).The standard that the Staff has consistently applied in determining whether a proposal has been substantially implemented is whether a company's policies, practices and procedures "compare favorably with the guidelines in the proposal." See *SEC Release No. 34-20091* (August 16, 1983) and *Texaco, Inc.* (March 28, 1991).

Moreover, in order to make the determination that a procedure or policy has been substantially implemented, the Commission does *not* require that a company implement every aspect of the proposal in question, but rather that a company has procedures in place that address the subject matter or essential objectives of the proposal. See *SEC Release No. 34-20091* (August 16, 1983). See also, *ConAgra Foods, Inc.* (June 20, 2005); *Raytheon Company* (February 11, 2005); *AMR Corporation* (April 17, 2000), *Masco Corp.* (March 29, 1999), *Erie Indemnity Company* (March 15, 1999), *AutoNation Inc.* (March 5, 2003; request for reconsideration denied on March 20, 2003) and *AutoNation Inc.* (February 10, 2004; request for reconsideration denied on April 1, 2004), where in each instance the Division concurred that an issuer may omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(10) where the proposal was not implemented exactly as proposed. Rather, a company need only have *appropriately addressed the concerns underlying such a proposal*. See, for example, *Texaco, Inc.* (March 11, 1991)(company's environmental policies and practices rendered the proposal moot despite some differences between the company's policies and practices and the specific request of the proposal).

Specifically in the area of governance and director elections, the Staff has concurred that a company may substantially implement a proposal through a different means but reaching the same or substantially similar result. See *Archon Corp.* (March 10, 2003)(company filled a vacancy on its board of directors through election of a new director rather than through calling a special meeting of shareholders as requested by the proponent). See also *Nash-Finch Co.* (March 15, 1978) (company filled two vacancies on its board of directors with persons who were not current or former employees rather than nominating candidates for election who satisfied the same criteria as requested by the Proponent).

B. Raytheon's Majority Voting Policy.

In October 2005, the Board of Directors of Raytheon adopted a binding "Majority Voting Policy" that requires any nominee for director in an uncontested election who receives a greater number of votes "withheld" from his or her election than votes "for" his or her election to tender his or her resignation to Raytheon's Governance and Nominating Committee. The Committee will recommend to the Board the action to be taken with respect to the resignation. Raytheon's Governance Principles were amended in October 2005 to include this policy.

In December 2005, the Governance and Nominating Committee of the Raytheon Board of Directors adopted specific procedures implementing the Majority Voting Policy. These procedures require the Governance and Nominating Committee promptly to consider any tendered resignation and make a recommendation to the Board whether to accept or reject the tendered resignation. In considering whether to accept or reject the tendered resignation, the Committee will consider all factors it deems relevant, including any known reasons why shareholders withheld votes from the director, the length of service and qualifications of the director in question and the director's contributions to the Company.

The Board will act promptly on the recommendation of the Committee, but in any event not later than 90 days from the date of the annual or special meeting of shareholders at which the vote occurred. In considering the Committee's recommendation, the Board will consider the factors considered by the Committee and any other factors it deems relevant. Any director who tenders his or her resignation in accordance with the Company's majority voting policy will recuse himself or herself from consideration of his or her tendered resignation. Absent a *compelling* reason for the director to remain on the Board, the Board will accept the director's tendered resignation.

Raytheon's Board will be held accountable publicly for its decision to either accept or reject the director's resignation. Regardless of whether the resignation is accepted or rejected, Raytheon will promptly disclose the decision publicly, including an explanation of the process by which the decision was reached and, if applicable, the *reasons for rejecting the tendered resignation*, in a Form 8-K filed with the SEC. Raytheon also will disclose its policy and procedures in its annual proxy statement. The public nature of the Board's decision, coupled with the substantial independence of the Board itself, ensure that directors who do not receive a majority of the votes cast at an annual meeting of the shareholders will only continue as directors if there are compelling reasons that support such a decision.

C. Raytheon Has Substantially Implemented the Proposal.

The Proposal calls for the Board to amend Raytheon's Restated Certificate of Incorporation ("Certificate of Incorporation") or Amended and Restated By-Laws ("By-Laws") to provide that directors shall be elected by the affirmative of the majority of votes cast at an annual meeting. Raytheon believes that it has substantially implemented the Proposal. Raytheon's Majority Voting Policy is no less binding because it is a part of the Company's Governance Principles rather than the Certificate of Incorporation and/or By-Laws. Further, although the means to accomplish the end result are different than the method suggested by the Proponent, the end result, a majority voting standard, is no less meaningful for this reason. As illustrated below, Raytheon believes that its existing system for electing directors in fact may be superior to the method suggested by the Proponent.

A strict requirement that a nominee receive a majority of shares cast in order to be lawfully elected, such as the Proposal would require, would represent a dramatic departure from the traditional and still nearly universal standard of plurality election in Delaware (where Raytheon is incorporated), and in other jurisdictions. Since the Delaware General Corporation Law provides for plurality election as the standard, it would produce certain anomalous results in the event that a corporation adopted a strict majority requirement.

As one important demonstration of these anomalies, under present Delaware law, an incumbent nominee who failed to receive the requisite majority under the strict standard recommended by the Proposal would nonetheless remain in office indefinitely as a "hold-over" director. That hold-over director would have no obligation to resign or offer to resign and the remaining directors would not have the power to remove that director from the Board. Such a result would not advance the key objective of proponents of majority voting - to empower shareholders further in the election of directors.

If a nominee who is not an incumbent failed to receive the requisite majority under the standard recommended by the Proposal, he or she would not be elected, but the result would be that the incumbent directors would be left with the authority to appoint that nominee, or some other person chosen by the incumbent directors, to that Board position. That is because the Company's Certificate of Incorporation and By-Laws give the Board of Directors the exclusive power to fill any vacancy that would result from the failure to elect such a nominee, or alternatively to reduce the size of the Board. Again, this result would not serve to advance the key objective of the Proposal - to empower shareholders further in the election of directors.

Thus, Raytheon's Majority Voting Policy "compares favorably" with the Proposal by making it highly unlikely that any candidate, incumbent or new, would serve on the Raytheon Board if he or she fails to be approved by a majority of the shares voted on his or her election.

Indeed, we believe that the Majority Voting Policy empowers our shareholders in the election of directors to a greater degree than would the Proposal.

Recognizing the legal uncertainties facing strict majority voting under the present state of U.S. corporation laws, including Delaware, the Committee on Corporate Laws of the Section of Business Law of the American Bar Association (the "ABA Committee") has undertaken a study of possible changes in those laws relating to voting for directors. The ABA Committee released a discussion paper in June 2005 that identified various approaches to voting for directors, including majority voting, without reaching a conclusion or recommending a particular course of action. Although the ABA Committee issued a subsequent statement in September 2005, it has not yet issued a timetable for the conclusion of its work or announced any preliminary conclusions.

Moreover, several union pension funds, proponents of various "majority voting" shareholder proposals in the 2005 proxy season, have formed a working group that includes a number of large U.S. public companies. The working group has been studying the impact of majority voting. The group has not yet issued a timetable for its final report, which is expected to contain recommendations and conclusions on the issue of majority voting for directors.

Beginning only this year, a number of public companies concluded that there was basic merit to the key objective of the majority voting movement, but also recognized the potential problems and unintended consequences that could ensue from attempting to install strict majority voting at a time when the legal landscape still assumes plurality voting. Rather than waiting for the ABA Committee and the "unions funds" working group to publish final reports containing recommendations on the issue, these companies devised and have implemented an approach that some have called "modified plurality" voting. (Pfizer, Inc. pioneered this approach earlier in 2005 and since then several dozen other public companies, including Raytheon, have adopted similar policies.)

The essence of these policies, including Raytheon's Majority Voting Policy, is that any nominee who does not receive a minimum threshold level of votes but nonetheless is still a director, for instance, because of the "hold-over" rules mentioned above, will submit a resignation letter. The other directors will consider whether to accept the tendered resignation.

Under Raytheon's Majority Voting Policy, a nominee who receives more "withhold" than "for" votes must tender his or her resignation to the Governance and Nominating Committee, which will then make a recommendation to the Board of Directors regarding acceptance of the resignation. As described above, the Board must act *promptly,* on receipt of the recommendation of the Committee, to accept the director's tendered resignation absent *compelling* reasons for the director's continued tenure, and will in any case promptly disclose its decision and, if the resignation is rejected, the reasons for that.

To repeat, Raytheon's Board of Directors considers that its Majority Voting Policy in fact empowers shareholders in their voting for directors to a greater degree than the majority voting requirement of the Proposal, and thus "compares favorably" with the Proposal, in the following critical respects: an incumbent who fails to obtain a majority vote would not be permitted simply to "hold over" in office for another year by refusing to resign, nor would the remaining directors have unfettered discretion to use their power to appoint to the Board a new nominee who fails to obtain a majority vote.

The Company's current procedures for electing directors, including the annual election of all directors, a substantially independent board (11 of 12 directors), and a rigorous nomination process including public disclosure of how shareholders can recommend candidates and of the qualifications for directors, are designed to ensure good governance with respect to the election of directors. Its Majority Voting Policy, in conjunction with the Company's other director election processes, provides mechanisms to ensure that shareholders will have a meaningful voice in director elections, thereby increasing the Board's accountability to shareholders.

Raytheon acknowledges that its Majority Voting Policy would permit the Board of Directors, but only in *compelling* circumstances, to decline to accept the resignation of a director who has not received a majority vote. In the exercise of its fiduciary duties, the Board would not lightly decline to accept such a resignation. By the same token, however, the Raytheon Board of Directors feels that, in the present unsettled state of the law, those same fiduciary duties compel it to retain the right to reject a resignation under compelling circumstances. To give an example, if a resigning director's tenure on the Board was a condition to continued compliance with a corporate governance listing standard of the New York Stock Exchange, the Board might well continue that director's tenure until a qualified replacement could be elected. Moreover, as described above, the Proposal would permit any incumbent nominee who does not receive majority approval to remain in office regardless of the inclination of the remaining directors, and would give the remaining directors carte blanche to appoint a new nominee who fails to obtain majority approval.

The Company notes that neither the ABA Committee nor the "union funds" working group has issued recommendations concerning the issue of majority voting for directors. At this time, policies such as the Company's Majority Voting Policy appear to be, by consensus, the "best practice" in director elections. In this connection, we note that Institutional Shareholders Services ("ISS"), a prominent proxy advisory firm, in its recently published 2006 Voting Policies, states that it will consider recommending against strict majority voting proposals if the company has adopted governance principles that represent a "meaningful alternative" to the proposal, identifying the elements of such governance principles. We believe that Raytheon's Majority Voting Proposal satisfies all of the elements required by this new ISS policy. See *ISS U.S. Corporate Governance Policy 2006 Updates* (2005).

In summary, while Raytheon acknowledges that its Majority Voting Policy is not identical with the majority vote standard of the Proposal, it nevertheless compares favorably with and substantially implements the Proposal. Henceforth, any Raytheon director who does not receive the affirmative vote specified by the Proposal would be required to resign from the Board and it is highly likely that that resignation would be accepted.

As noted above, U.S. corporate law seems likely to evolve on this highly topical issue. The Raytheon Board intends to continue to monitor this issue closely and at some future point may conclude that a different procedure will be appropriate. At the present time, however, Raytheon believes that its Majority Voting Policy is the prudent way to implement majority voting.

2. Conclusion.

For the foregoing reasons, we believe that the Proposal may be omitted from Raytheon's 2006 proxy materials. Accordingly, we request the concurrence of the Staff that it will not recommend enforcement action against Raytheon, should it omit the Proposal from the 2006 Proxy Materials.

If you have any questions regarding this matter or require any additional information, please contact the undersigned at 781-522-3038 or Jane Freedman at 781-522-3036. If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned prior to the issuance of a written response. Please be advised that Raytheon intends to mail its definitive proxy materials to shareholders around March 20, 2006, and that it will therefore be sending these materials to a financial printer not later than March 6, 2006.

Very truly yours,

John W. Kapples

cc: Douglas McCarron, United Brotherhood of Carpenters Pension Fund
Jay B. Stephens, Senior Vice President and General Counsel
Jane Freedman, Senior Counsel
Michael P. O'Brien

Exhibit A

Director Election Majority Vote Standard Proposal

"RESOLVED: That the shareholders of Raytheon Company ("Company.") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

SUPPORTING STATEMENT

"Our Company is incorporated in Delaware. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). The law provides that if the level of voting support necessary for a specific action which is not specified in a corporation's certificate or bylaws, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

"Our Company presently uses the plurality vote standard to elect directors. This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the votes cast in order to be elected or re-elected to the Board.

"We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the Company's current standard, a nominee in a director election can be elected with as little as a single, affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

"The majority vote proposal received high levels of support last year, winning majority support at our Company, Advanced Micro Devices, Freeport McMoRan, Marathon Oil, Marsh and McClennan, Office Depot, and others. Leading proxy advisory firms recommended voting in favor of the proposal.

"Some companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholder support.

"Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard and whether a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats.

"We urge your support for this important director election reform."

Exhibit B

Raytheon Company
Process Regarding Majority Voting Policy

In 2005, the Board of Directors adopted a majority voting policy for the election of directors. The Policy, which is part of the Company's Governance Principles, provides that any nominee for director in an uncontested election who receives a greater number of votes "withheld" from his or her election than votes "for" his or her election shall tender his or her resignation to the Governance and Nominating Committee. The Governance and Nominating Committee shall recommend to the Board the action to be taken with respect to the resignation.

The Governance and Nominating Committee will promptly consider the resignation submitted by a director receiving a greater number of votes "withheld" from his or her election that votes "for" his or her election. The Committee will make a recommendation to the Board whether to accept or reject the tendered resignation. In considering whether to accept or reject the tendered resignation, the Committee will consider all factors it deems relevant, including any known reasons why shareholders withheld votes from the director, the length of service and qualifications of the director in question and the director's contributions to the Company.

The Board will act promptly on the recommendation of the Committee, but in any event not later than 90 days from the date of the annual or special meeting of shareholders at which the vote occurred. In considering the Committee's recommendation, the Board will consider the factors considered by the Committee and any other factors it deems relevant. Absent a compelling reason for the director to remain on the Board, the Board shall accept the director's tendered resignation. Following the Board's decision to accept or reject the tendered resignation, the Company will promptly disclose the decision publicly, including an explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation, in a Form 8-K filed with the Securities and Exchange Commission.

Any director who tenders his or her resignation in accordance with the Company's majority voting policy will not participate in the consideration of his or her tendered resignation by the Committee or the Board. If a majority of the Committee receives a greater number of votes "withheld" than votes "for" at the same election, then the independent directors who are on the Board who did not receive such votes will consider the tendered resignation.

The Board has adopted the following policies and processes which it believes represent best practices with respect to the election of directors: the annual election of all directors; a policy that a substantial majority of the board shall be independent; a rigorous nomination process conducted by the independent Governance and Nominating Committee; and disclosure of a process by which shareholders may nominate director candidates. The Board further believes that the majority voting policy, in conjunction with the practices described above and elsewhere in this proxy statement, ensures the integrity of the election process by providing shareholders with a meaningful voice in director elections, thereby increasing the Board's accountability to shareholders.

**DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 12, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Raytheon Company
Incoming letter dated December 21, 2005

The proposal requests that the board initiate the appropriate process to amend Raytheon's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

We are unable to concur in your view that Raytheon may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Raytheon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ted Yu
Special Counsel